United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

November 2013

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒  Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-    .)

Table of Contents:

Press Release
Signature Page

1

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Roberto Castello Branco
Date: November 6, 2013		Roberto Castello Branco
Director of Investor Relations

VALE

CONTINUOUS IMPROVEMENT

BM&F BOVESPA: VALE3, VALE5
NYSE: VALE, VALE.P
HKEx: 6210, 6230
EURONEXT PARIS: VALE3, VALE5
LATIBEX: XVALO, XVALP

VALE'S PERFORMANCE IN 3Q13

Rio de Janeiro, November 6, 2013 – Vale S.A. (Vale) had its performance in the third quarter of 2013 (3Q13) marked by across-the-board improvement in financial indicators. Operating revenues, US$ 12.9 billion, operating income, US$ 4.8 billion, operating margin, 37.7%, adjusted EBITDA, US$ 5.9 billion[1], and underlying earnings, US$ 3.7 billion, all showed increases on a quarter-on-quarter and year-on-year basis[2]. In the first nine months of 2013 (9M13) all of these variables, except for operating revenues, had a positive evolution vis-à-vis 9M12.

The expected recovery in iron ore and pellet shipments – at 83.6 Mt they were the third largest in Vale's history – and their higher prices were the main drivers of the results achieved in 3Q13. The cash cost of iron ore – mine, plant, railway and port, after royalties – fell to US$ 22.10 per metric ton from US$ 24.15 in 2Q13. The combination of high quality with low-cash cost remains as a leading edge in the global marketplace.

www.vale.com
rio@vale.com

Investor Relations Department

Roberto Castello Branco
Viktor Moszkowicz
Carla Albano
Andrea Gutman
Marcelo Bonança
Marcelo Lobato
Marcio Penna
Samantha Pons
Tel.: (5521) 3814-4540

We are taking steps to build a lean organization, minimizing operating costs and expenses as well as investment costs and focusing on productivity growth. The first half of the year saw the effects of the picking of low hanging fruits. However, it is worthwhile noting that the journey towards a lower cost structure on a sustainable basis is long and requires above all persistence and patience. The pace of cost savings is not linear, as several achievements depend on the maturation of initiatives underway.

Some of these initiatives are already bearing fruit, totaling savings of US$ 2.0 billion[3] in 9M13 versus 9M12. This was caused by decreasing operating costs by US$ 1.126 billion (6.7%), sales, general and administrative expenses (SG&A) by US$ 621 million (41.6%) and research and development (R&D) spending by US$ 479 million (47.1%), which have been very clearly a key factor in the improvement of our performance this year. For instance, adjusted EBITDA for 9M13 totaled US$ 16.0 billion, 8.8% higher on a year-on-year basis, as our efforts to cut costs and expenses more than offset the decline of US$ 828 million in gross revenues, basically caused by lower prices.

The focus on capital efficiency entails the extraction of maximum value from existing assets, stronger internal competition for project funding and the divestiture of non-core assets.

Investments – excluding acquisitions – in the first nine months of the year totaled US$ 11.0 billion, a decrease of US$ 1.2 billion compared to the US$ 12.3 billion invested in the same period of 2012.

The ramp-up of Salobo I is proceeding successfully, and is expected to be concluded by year-end. Salobo generated an EBITDA of US$ 34 million in the quarter and its production continues to increase, running at 86% of nominal capacity in October.

[1] Vale's adjusted EBITDA in 3Q13 amounts to US$ 6.1 billion excluding the effect of the stoppage expense of Rio Colorado (US$ 213 million).
[2] Excluding non-recurring and/or non-cash items.
[3] Excludes depreciation and amortization, loss on sale of assets and the one off effect of CFEM provision in 3Q12 (US$ 542 million).

Two new projects were recently delivered that will expand our logistics and iron ore processing capacity: (i) Carajás CLN 150 project, an increase in the logistic capacity of the Northern System; (ii) Additional 40 Mtpy, a dry ore processing plant in Carajás that reduces operating costs and increases productivity.

Consistent with our strategy to minimize exposure to non-core assets, we announced on September 18th the signing of agreements to sell 35.9% of the total capital of VLI – a wholly-owned logistics operator of general cargo – for R$ 2.7 billion. Moreover, we are under final negotiations with a consortium for the sale of a further tranche of the VLI capital, of approximately 26%, ultimately reducing our stake to less than 40%. The divestiture enables us to extract hidden value not priced into Vale's shares and reallocate capital to our core businesses.

Supported by our healthy balance sheet and strong cash flow, our Board of Directors approved the distribution of the second tranche of the minimum dividend, US$ 1.75 billion, and an additional dividend of US$ 500 million. Dividend distribution reached US$ 4.5 billion in 2013.

The global manufacturing PMI is signaling acceleration in the manufacturing cycle. It is likely that manufacturing output will post in 4Q13 the strongest gain since 1Q12, helping to support a benign environment for minerals and metals.

Financial highlights in 3Q13:

- Operating revenues totaled US$ 12.9 billion, an increase of 14.5% over 2Q13, mainly due to higher iron ore sales volumes and prices.
- Income from existing operations, as measured by adjusted EBIT[a] (earnings before interest and taxes), was US$ 4.8 billion, 32.6% higher than US$ 3.6 billion in 2Q13.
- Operating income margin of 37.7%, as measured by adjusted EBIT margin.
- Underlying earnings[g] were US$ 3.7 billion, equal to US$ 0.72 per share on a fully diluted basis, against US$ 3.3 billion in 2Q13, net of the accounting effects of non-cash and/or non-recurring items.
- Cash generation, as measured by adjusted EBITDA[b] (earnings before interest, taxes, depreciation and amortization) of US$ 5.9 billion in 3Q13, 18.7% above the US$ 5.0 billion in the previous quarter.
- Capex – excluding acquisitions – in 3Q13 was US$ 3.4 billion, a reduction of 4.2% and 19.6% when compared to 2Q13 and 3Q12, respectively.
- Investments in corporate social responsibility reached US$ 310 million, US$ 256 million of which was for environmental protection and conservation and US$ 54 million for social projects.
- On October 31st, 2013, we paid the second installment of the 2013 minimum dividend of US$ 1.750 billion and an additional dividend of US$ 500 million, totaling US$ 0.4366 per common or preferred share.
- Maintenance of a strong balance sheet, with low debt leverage, measured by the ratio of total debt to LTM adjusted EBITDA excluding non-recurring items, equal to 1.5x, long average maturity, at 9.7 years, and low average cost, 4.6% per year as of September 30th, 2013.

Table 1 - SELECTED FINANCIAL INDICATORS

US$ million	3Q13 (A)	2Q13 (B)	3Q12 (C)	% (A/B)	% (A/C)
Operating revenues	12,910	11,277	11,653	14.5	10.8
Adjusted EBIT[1]	4,777	3,602	3,227	32.6	48.0
Adjusted EBIT margin[1] (%)	37.7	32.7	28.3		
Adjusted EBITDA[1]	5,883	4,957	4,281	18.7	37.4
Underlying earnings[1]	3,710	3,287	2,337	12.9	58.8
Underlying earnings per share on a fully diluted basis[1] (US$ / share)	0.72	0.64	0.45	12.9	58.8
Total debt/ adjusted LTM EBITDA[1] (x)	1.5	1.6	1.3	(8.1)	10.4
ROIC (%)	24.7	21.9	24.9		
Capital and R&D expenditures (excluding acquisitions)	3,446	3,597	4,289	(4.2)	(19.6)

[1] Excluding non-recurring and/or non-cash items

US$ million	9M13 (A)	9M12 (B)	% (B/A)
Operating revenues	35,388	36,216	(2.3)
Adjusted EBIT[1]	12,535	11,459	9.4
Adjusted EBIT margin[1] (%)	36.2	32.3	
Adjusted EBITDA[1]	16,042	14,744	8.8
Underlying earnings[1]	10,086	9,729	3.7
Underlying earnings per share on a fully diluted basis[1] (US$ / share)	1.96	1.90	3.3
Capital and R&D expenditures (excluding acquisitions)	11,030	12,253	(10.0)

[1] Excluding non-recurring and/or non-cash items

Except where otherwise indicated the operational and financial information in this release is based on the consolidated figures in accordance with IFRS and, with the exception of information on investments and behavior of markets, quarterly financial statements are reviewed by the company's independent auditors. The main subsidiaries that are consolidated are the following: Compañia Minera Miski Mayo S.A.C., Ferrovia Centro-Atlântica S.A.(FCA), Ferrovia Norte Sul S.A., Mineração Corumbaense Reunida S.A., PT Vale Indonesia Tbk (formerly International Nickel Indonesia Tbk), Sociedad Contractual Minera Tres Valles, Vale Australia Pty Ltd., Vale International Holdings GMBH, Vale Canada Limited (formely Vale Inco Limited), Vale Fertilizantes S.A., Vale International S.A., Vale Manganês S.A., Vale Mina do Azul S.A., Vale Moçambique S.A., Vale Nouvelle-Calédonie SAS, Vale Oman Pelletizing Company LLC and Vale Shipping Holding PTE Ltd..

INDEX

OPERATING REVENUES

Operating revenues increased to US$ 12.910 billion, being 14.5% higher than 2Q13. The quarterly increase was mainly due to higher iron ore shipments (US$ 1.088 billion) and prices (US$ 522 million). Ferrous minerals, base metals and fertilizer had revenue rises, while coal and logistics suffered reductions.

The share of bulk materials – iron ore, pellets, manganese ore, ferroalloys, metallurgical and thermal coal – in operating revenues was 75.1%, higher than 71.2% in the previous quarter. The base metals contribution decreased slightly to 14.4% from 15.1% in 2Q13. The share of fertilizers was also cut, to 6.3% from 7.1% in 2Q13. Logistics services contributed with 3.1% to total revenues and other products 1.1%.

Shipments to Asia represented 56.5% of total revenues, increasing from 50.1% in the last quarter due to higher sales to China. Sales to the Americas lost ground, dropping to 22.3% in 3Q13 from 27.4%. The share of sales to Europe decreased slightly to 17.4% from 17.8% in the previous quarter, although in absolute volume sales to the region increased. Revenues from sales to the Middle East were 2.5% in 3Q13 and the rest of the world 1.2%.

On a country basis, the share of sales to China of total revenues was 40.6% in 3Q13, Brazil 16.5%, Japan 9.1%, Germany 6.8%, South Korea 3.9% and the US 2.4%.

Table 2 - OPERATING REVENUE BY BUSINESS AREAS

US$ million	3Q13	%	2Q13	%	3Q12	%
Bulk materials	**9,693**	**75.1**	**8,031**	**71.2**	**8,315**	**71.4**
Ferrous minerals	**9,482**	**73.4**	**7,777**	**69.0**	**8,090**	**69.4**
Iron ore	7,753	60.1	6,143	54.5	6,217	53.3
Pellets	1,525	11.8	1,498	13.3	1,701	14.6
Manganese ore	119	0.9	52	0.5	57	0.5
Ferroalloys	54	0.4	56	0.5	55	0.5
Others	31	0.2	28	0.2	61	0.5
Coal	**211**	**1.6**	**254**	**2.3**	**225**	**1.9**
Thermal coal	11	0.1	14	0.1	21	0.2
Metallurgical coal	200	1.5	240	2.1	204	1.8
Base metals	**1,859**	**14.4**	**1,699**	**15.1**	**1,766**	**15.2**
Nickel	865	6.7	983	8.7	908	7.8
Copper	734	5.7	472	4.2	650	5.6
PGMs	116	0.9	105	0.9	90	0.8
Gold	107	0.8	96	0.8	83	0.7
Silver	10	0.1	11	0.1	13	0.1
Cobalt	17	0.1	19	0.2	11	0.1
Others	10	0.1	14	0.1	11	0.1
Fertilizer nutrients	**812**	**6.3**	**805**	**7.1**	**1,095**	**9.4**
Potash	63	0.5	52	0.5	78	0.7
Phosphates	621	4.8	580	5.1	783	6.7
Nitrogen	104	0.8	148	1.3	208	1.8
Others	24	0.2	25	0.2	26	0.2
Logistics services - general cargo	**404**	**3.1**	**430**	**3.8**	**388**	**3.3**
Railroads	315	2.4	350	3.1	332	2.8
Ports	89	0.7	80	0.7	56	0.5
Others	**142**	**1.1**	**312**	**2.8**	**88**	**0.8**
Total	**12,910**	**100.0**	**11,277**	**100.0**	**11,653**	**100.0**

Table 3 - OPERATING REVENUE BY DESTINATION

US$ million	3Q13	%	2Q13	%	3Q12	%
North America	**539**	**4.2**	**603**	**5.3**	**468**	**4.0**
USA	304	2.4	360	3.2	238	2.0
Canada	226	1.7	237	2.1	229	2.0
Mexico	8	0.1	5	-	(0)	(0.0)
South America	**2,346**	**18.2**	**2,492**	**22.1**	**2,557**	**21.9**
Brazil	2,129	16.5	2,284	20.3	2,350	20.2
Others	217	1.7	209	1.8	207	1.8
Asia	**7,298**	**56.5**	**5,646**	**50.1**	**6,180**	**53.0**
China	5,240	40.6	3,552	31.5	3,845	33.0
Japan	1,178	9.1	1,196	10.6	1,313	11.3
South Korea	499	3.9	441	3.9	521	4.5
Taiwan	140	1.1	278	2.5	197	1.7
Others	241	1.9	179	1.6	304	2.6
Europe	**2,252**	**17.4**	**2,011**	**17.8**	**2,059**	**17.7**
Germany	877	6.8	807	7.2	690	5.9
France	255	2.0	167	1.5	202	1.7
Netherlands	87	0.7	77	0.7	101	0.9
UK	253	2.0	251	2.2	225	1.9
Italy	201	1.6	301	2.7	294	2.5
Turkey	51	0.4	50	0.4	129	1.1
Spain	155	1.2	89	0.8	100	0.9
Others	374	2.9	269	2.4	317	2.7
Middle East	**325**	**2.5**	**368**	**3.3**	**263**	**2.3**
Rest of the World	**149**	**1.2**	**157**	**1.4**	**126**	**1.1**
Total	**12,910**	**100.0**	**11,277**	**100.0**	**11,653**	**100.0**

COSTS AND EXPENSES

As a result of various initiatives, costs and expenses, net of depreciation charges, showed a material contraction in 9M13, with savings of US$ 2.0 billion[4]. Costs dropped US$ 1.126 billion and expenses US$ 826 million.

COGS (cost of goods sold) was US$ 6.551 billion in 3Q13 and after adjusting for the effects of higher volumes (US$ 529 million), it was down US$ 758 million when compared to 3Q12 with most of the items reducing. Variation of currency prices helped to decrease COGS by US$ 554 million[5].

On the other hand, when comparing to 2Q13 COGS were up US$ 7 million, after adjusting for higher volumes (US$ 691 million) and exchange rate changes (-US$ 370 million). The main underlying factors were outsourced services (US$ 33 million) and materials (US$ 40 million).

Cost of materials – 16.4% of COGS – was US$ 1.077 billion, up 6.2% against 2Q13. After adjusting for volumes (US$ 98 million) and currency price changes (-US$ 75 million), there was a net increase of US$ 40 million, as a consequence of higher costs for coal (US$ 20 million) and base metals (US$ 13 million). The rise in the cost of materials by base metals reflects the seasonal effect of the annual scheduled maintenance of some of our Canadian operations.

Costs with electricity, fuel and gas consumption accounted for 10.0% of COGS, reaching US$ 652 million, an increase of US$ 12 million when compared to 2Q13.

Costs with electricity were US$ 176 million, US$ 27 million higher than 2Q13. The net change (US$ 26 million) was mostly due to higher average prices in the pellets segment (US$ 11 million) and also higher electricity consumption in copper operations due to the ramp-up of Salobo.

[4] Excluding the effect of the CFEM provision (US$ 542 million) in 3Q12.

[5] COGS currency exposure in 3Q13 was made up as follows: 55% Brazilian reais, 26% US dollar, 14% Canadian dollars, 3% Australian dollars and 2% other currencies

There was a US$ 14 million decrease in expenditures with fuel and gas to US$ 476 million from US$ 490 million in 2Q13.

The cost of purchasing products from third parties amounted to US$ 286 million – 4.4% of COGS – against US$ 412 million in 2Q13 and US$ 259 million in 3Q12. Purchases of iron ore came to 2.6 Mt, higher than the 2.4 Mt bought in 2Q13.

We purchased mainly ore processed into 1,600 t of finished and intermediary nickel, in line with 2Q13, and 5,300 t of copper, versus 6,100 t in 2Q13. Other products were responsible for the decrease in the cost of purchasing products, amounting to US$ 88 million in 3Q13 against US$ 185 million in 2Q13. These other products include mostly intermediate products containing precious metals processed at the Acton refinery to fill idle capacity.

Outsourced services – 16.3% of COGS – were US$ 1.069 billion, an increase of 9.3% when compared to 2Q13. After adjusting for volumes (US$ 137 million) and exchange rate variations (-US$79 million), there was a net increase of US$ 33 million, as a consequence of higher costs for base metals (US$ 27 million), influenced by the scheduled maintenance of Sudbury and Thompson.

Maritime freight costs reached US$ 872 million in 3Q13, which – as stated previously – are fully accrued as cost of goods sold. Freight costs were up US$ 192 million, when compared to 2Q13, given that the CFR shipments increased significantly to 39.1 Mt in 3Q13 from 27.5 Mt in 2Q13. The average freight cost was down to US$ 22.30 per metric ton in 3Q13.

Other operational costs reached US$ 679 million increasing from the US$ 597 million in 2Q13. The TFRM was US$ 54 million in 3Q13, with an addition of US$ 6 million vis-à-vis 2Q13. CFEM, Brazil's federal mining royalty, was US$ 106 million, US$ 13 million lower than 2Q13. Royalties from Voisey's Bay operations were US$ 23 million higher when compared to 2Q13, amounting to US$ 39 million in 3Q13.

In 3Q13, SG&A expenses[6] fell by 39.2% on a year-on-year basis, a reduction of US$ 204 million. When compared to 2Q13, SG&A expenses diminished 2.8%, with savings of US$ 9 million.

R&D expenditures[7] were also curtailed, totaling US$ 205 million, against US$ 360 million in 3Q12. Despite the increase of US$ 47 million in relation to 2Q13, the R&D expenditures for 9M13 are well below budget, as the execution in this period was only 58% of the budgeted spending.

As previously mentioned, in 2Q13 we revised the concept of pre-operating, stoppage and idle capacity expenses to pre-operating and stoppage. Pre-operating and stoppage expenses[8] increased to US$ 549 million from US$ 462 million in 2Q13.

Once projects ramp up and revenues start to cover costs, pre-operating expenses will be shifted to cost of goods sold. Pre-operating expenses also include costs with oversight of projects in the construction phase, which explains the increasing significance of such expenses for S11D, for example. Pre-operating expenses were US$ 265 million in 3Q13, determined by costs related to VNC (US$ 129 million), Long Harbour (US$ 43 million) and S11D (US$ 30 million). VNC expenses were down US$ 39 million when compared to 2Q13. In 9M13 its pre-operating expenses dropped to US$ 439 million from US$ 576 million in 9M12.

Stoppage expenses reached US$ 284 million in 3Q13, stemming from the suspension of Rio Colorado (US$ 213 million), and the shutdown of Onça Puma (US$ 34 million) and pellet plants (US$ 28 million).

Other operating expenses increased US$ 17 million compared to 2Q13, reaching US$ 280 million in 3Q13, and reflecting higher profit sharing provision of US$ 36 million.

---

[6] Including depreciation.

[7] This is an accounting figure. In the investment section of this press release we disclose the amount of US$ 215 million for research and development, computed in accordance with the financial disbursement in 3Q13.

[8] Including depreciation.

Table 4 - COGS AND EXPENSES

COGS

US$ million	3Q13	%	2Q13	%	3Q12	%
Outsourced services	**1,069**	**16.3**	**978**	**15.7**	**1,236**	**18.2**
Cargo freight	291	4.4	305	4.9	295	4.4
Maintenance of equipment and facilities	197	3.0	168	2.7	203	3.0
Operational Services	147	2.2	98	1.6	339	5.0
Others	434	6.6	407	6.5	398	5.9
Material	**1,077**	**16.4**	**1,014**	**16.3**	**1,164**	**17.2**
Spare parts and maintenance equipment	321	4.9	291	4.7	394	5.8
Inputs	488	7.4	462	7.4	538	7.9
Tires and conveyor belts	49	0.7	56	0.9	59	0.9
Others	219	3.3	205	3.3	173	2.6
Energy	**652**	**10.0**	**639**	**10.3**	**747**	**11.0**
Fuel and gases	476	7.3	490	7.9	530	7.8
Electric energy	176	2.7	149	2.4	217	3.2
Acquisition of products	**286**	**4.4**	**412**	**6.6**	**259**	**3.8**
Iron ore and pellets	101	1.5	110	1.8	136	2.0
Nickel products	97	1.5	117	1.9	91	1.3
Other products	88	1.3	185	3.0	32	0.5
Personnel	**868**	**13.2**	**836**	**13.4**	**885**	**13.1**
Freight	**872**	**13.3**	**679**	**10.9**	**805**	**11.9**
Depreciation and exhaustion	**945**	**14.4**	**975**	**15.7**	**895**	**13.2**
Shared services	**103**	**1.6**	**93**	**1.5**	**77**	**1.1**
Others	**679**	**10.4**	**597**	**9.6**	**712**	**10.5**
Total	**6,551**	**100.0**	**6,223**	**100.0**	**6,780**	**100.0**

SG&A, R&D and other expenses

US$ million	3Q13	%	2Q13	%	3Q12	%
SG&A	**315**	**23.4**	**324**	**26.8**	**519**	**26.6**
Administrative	286	21.2	296	24.5	472	24.2
Personnel	117	8.7	139	11.5	195	10.0
Services	89	6.6	66	5.5	118	6.1
Depreciation	46	3.4	41	3.4	64	3.3
Others	34	2.5	50	4.1	95	4.9
Selling	29	2.1	28	2.3	47	2.4
R&D	**205**	**15.2**	**158**	**13.1**	**360**	**18.5**
Pre-operating and stoppage expenses	**549**	**40.7**	**462**	**38.3**	**359**	**18.4**
Other operating expenses	**280**	**20.8**	**263**	**21.8**	**712**	**36.5**
Total[1]	**1,349**	**100.0**	**1,207**	**100.0**	**1,950**	**100.0**

[1] Does not include gain/loss on sale of assets

NET EARNINGS

Underlying earnings in 3Q13 were US$ 3.710 billion, equal to US$ 0.72 per share on a fully diluted basis, against US$ 3.287 billion in 2Q13. Underlying earnings are net of the accounting effects of non-cash and/or non-recurring items which for 3Q13 included: (i) mark-to-market of shareholder debentures (-US$ 109 million), (ii) foreign exchange and monetary losses (-US$ 110 million), (iii) currency swap gains (+US$ 69 million) and (iv) loss on sale of assets (-US$ 58 million). Unlike in 2Q13, when there was a significant exchange rate fluctuation, these effects did not have a large impact on earnings.

Including these accounting items, which do not affect our actual financial performance, but are required by the generally accepted accounting rules for IFRS to be charged against our financial result, our net earnings were US$ 3.502 billion in 3Q13.

Net financial expenses totaled US$ 503 million, against US$ 3.327 billion in 2Q13, when there was a strong appreciation of the US dollar (USD) against the Brazilian real (BRL). Foreign exchange and monetary variations reduced earnings by US$ 110 million, with almost no change to the USD against the BRL.

Financial revenues were US$ 77 million, compared to US$ 158 million in the previous quarter. Financial expenses increased slightly to US$ 587 million from US$ 537 million in 2Q13. The mark-to-market of shareholders' debentures caused a non-cash charge of US$ 109 million, compared to US$ 84 million in 2Q13.

The net result of the mark-to-market of the transactions with derivatives was a positive effect on earnings of US$ 117 million, against a negative charge of US$ 983 million in 2Q13. There was a net negative cash flow impact of US$ 18 million.

Breakdown of the effect of derivatives:

- Currency and interest rate swaps resulted in a positive non-cash effect of US$ 38 million and a positive impact on cash flow of US$ 31 million.
- Nickel derivatives produced a negative non-cash charge of less than US$ 1 million and a negative cash flow impact of US$ 1 million.
- Derivative transactions related to bunker oil caused a positive non-cash effect of US$ 74 million, but a negative cash flow impact of US$ 43 million.
- Warrants of Silver Wheaton Corp. (SLW), that were part of the payment received under the gold sale agreement, are marked-to-market and had a positive non-cash impact of US$ 19 million, with no effect on the cash flow.[9]

Equity income from affiliated companies was US$ 128 million, a significant increase relative to the US$ 53 million in 2Q13. It was generated essentially by the non-consolidated affiliates in the bulk materials business[10] (US$ 196 million), mainly due to Samarco that recovered to US$ 144 million compared to US$ 71 million in 2Q13, when there was a non-recurring accounting effect from the exchange rate fluctuation. Investments in the base metals business and others caused negative effects on net earnings of US$ 10 million and US$ 58 million, respectively.

[9] For more information please see the press release "Vale to sell a portion of the gold by-product stream from some of its copper and nickel mines" announced on February 5, 2013, available in our website, www.vale.com on the Investors section, under Press Releases.
[10] Equity income from MRS has been allocated in the bulk materials segment since logistics services are only dedicated to general cargo.

EVALUATION OF HEDGE ACCOUNTING UNDER IFRS

As explained in 2Q13, in order to minimize the volatility of our accounting earnings and to allow our financial statements to better reflect the economic performance of our company, we are evaluating using for future periods the implementation of Hedge Accounting Programs in accordance with IFRS rules (IAS 39), which allows our revenues to serve as a hedged item for hedge accounting purposes. The evaluation encompasses segmentation of programs, efficiency tests, and proper documentation.

In this respect, and based on our preliminary studies, the adoption of this program in relation to our net financial liabilities could reduce our foreign exchange loss by approximately US$ 1.722 billion in 9M13 (and increase foreign exchange loss by US$ 12 million in 3Q13). Additionally, if similar programs had been adopted in relation to our currency swaps from BRL[11] to USD used for cash flow hedging, they could have eliminated a loss of approximately US$ 667 million recorded in Derivatives in 9M13 (and eliminated a gain of US$ 5 million in 3Q13).

If the programs had been in place during 2013, our pro-forma results for 3Q13 and 9M13 would be as detailed below:

	3Q13			9M13		
	Reported	Hedge Accounting	Pro-forma	Reported	Hedge Accounting	Pro-forma
US$ million						
Net operating revenue	12,677		12,677	34,644		34,644
Cost of goods sold	(6,551)		(6,551)	(18,494)		(18,494)
Operating expenses (net)	(1,349)		(1,349)	(3,615)		(3,615)
Fair value on sale of assets	(58)		**(58)**	(58)		(58)
Operating Income	**4,719**		**4,719**	**12,477**		**12,477**
Financial income (expenses), net	(510)		(510)	(1,422)		(1,422)
Foreign exchange rate and Monetary variations, net	(110)	(12)	(122)	(1,993)	1,722	(271)
Derivatives	117	(5)	112	(760)	667	(93)
Equity income	128		128	353		353
Income before taxes	**4,344**	**(17)**	**4,327**	**8,655**	**2,389**	**11,044**
Income taxes	(892)		(892)	(1,761)		(1,761)
Loss attributable to noncontrolling interest	50		50	141		141
Net income attributable to Vale´s shareholders	**3,502**	**(17)**	**3,485**	**7,035**	**2,389**	**9,424**

[11] Swaps from other currencies than the BRL to USD were not considered as our initial analysis evolved during this quarter. Hence, 3Q13 and 9M13 hedge accounting under IFRS do not exclude the impact of those derivatives.

OPERATING INCOME AND CASH GENERATION

In 9M13, operating income, as measured by adjusted EBIT, totaled US$ 12.477 billion. Excluding the impact of non-recurring and/or non-cash items, adjusted EBIT was US$ 12.535 billion, 9.4% higher than US$ 11.459 billion in 9M12.

In 3Q13, operating income was US$ 4.719 billion. Excluding the non-cash accounting loss on asset sales related to VLI, adjusted EBIT was US$ 4.777 billion, improving by 32.6% over 2Q13 and 48.0% over 3Q12. Adjusted EBIT margin increased to 37.7% from 32.7% in the previous quarter, slightly higher than the average margin for the last 20 quarters, 37.3%.

Cash generation, as measured by adjusted EBITDA, excluding non-recurring items, reached US$ 16.042 billion in 9M13, 8.8% above US$ 14.744 billion in 9M12. The reduction of costs and expenses of US$ 1.952 billion was the main driver of the improved performance, as it was able to more than offset the decline in gross revenues of US$ 828 million in 9M13 compared to the same period of last year.

In 3Q13, adjusted EBITDA was US$ 5.883 billion[12], 18.7% and 37.4% higher than 2Q13 and 3Q12, respectively. The positive effect of higher volumes (US$ 691 million) was the main factor underlying the increase in cash generation compared to 2Q13, along with higher prices (US$ 379 million) and positive exchange rate variation impacts on COGS (US$ 305 million). These effects were partially offset by lower dividends received from non-consolidated affiliates (US$ 211 million).

Before R&D expenditures, the share of bulk materials in cash generation increased further to 93.8% from 89.4% in the previous quarter, while base metals decreased to 5.8% from 8.7%. The share of logistics was 1.3% and fertilizers -0.9%.

Table 5 - ADJUSTED EBITDA

US$ million	3Q13	2Q13	3Q12
Net operating revenues	12,677	11,032	11,415
COGS	(6,551)	(6,223)	(6,780)
SG&A	(315)	(324)	(519)
Research and development	(205)	(158)	(360)
Other operational expenses	(829)	(725)	(529)
Adjusted EBIT[1]	**4,777**	**3,602**	**3,227**
Adjustment for non-recurring items	(58)	-	(542)
Adjusted EBIT after non-recurring items	**4,719**	**3,602**	**2,685**
Depreciation, amortization & exhaustion	1,044	1,082	1,029
Dividends received	62	273	25
Adjusted EBITDA[1]	**5,883**	**4,957**	**4,281**

[1] Excluding non-recurring effects.

Table 6 - ADJUSTED EBITDA BY BUSINESS AREA[1]

US$ million	3Q13	2Q13	3Q12
Bulk materials	**5,654**	**4,630**	**4,277**
Ferrous minerals	5,705	4,699	4,343
Coal	-51	-69	-66
Base metals	**350**	**451**	**169**
Fertilizer nutrients	**-53**	**38**	**201**
Logistics services - general cargo	**80**	**59**	**67**
Others	**-148**	**-221**	**-433**
Total	**5,883**	**4,957**	**4,281**

[1] Excluding non-recurring effects.

[12] Vale's adjusted EBITDA in 3Q13 amounts to US$ 6.1 billion excluding the effect of the stoppage expense of Rio Colorado (US$ 213 million).

CAPITAL AND R&D EXPENDITURES

A permanent focus on efficiency in capital management is paramount to allow shareholder value creation across the cycles. One of the implications of a more rigorous discipline in capital management is a much more intense internal competition for capital, and only world-class assets will be eligible for fund allocation. In addition, since last year we have implemented a program to divest non-core assets.

Along these lines, we have taken very important steps to minimize major sources of risks related to project development.

1. Geological risk. We have cancelled more than 70 projects that were in early stages of development because their geological characteristics posed challenges to profitability.

2. Geographic risk. The decision to suspend the execution of Rio Colorado, in Argentina, and Simandou, in Guinea, and the termination of mineral exploration activities in more complex jurisdictions are very clear examples of mitigation of geographic risk.

3. Execution risk. Projects are approved and funds are allocated to them only after the conclusion of FEL 3, with mature design and engineering. At the same time, we have adopted a stronger focus on construction and contractor management in order to minimize deviations from the budgeted capex and time schedules.

Investments – excluding acquisitions – in the first nine months of the year totaled US$ 11.030 billion, a decrease of US$ 1. 223 billion compared to the US$ 12.253 billion spent in the same period of 2012. Of the amount disbursed in the last nine months, US$ 7.201 billion was allocated to project execution, US$ 3.192 billion to stay-in-business and US$ 637 million to R&D.

Vale invested[13] US$ 3.446 billion in 3Q13. Capital expenditure on project execution was US$ 2.136 billion, US$ 215 million on R&D and US$ 1.095 billion on the maintenance of existing operations. The allocation of capex by business areas in 3Q13 was: US$ 2.166 billion for bulk materials, US$ 651 million for base metals, US$ 280 million for fertilizers, US$ 145 million for logistics services for general cargo, US$ 65 million for steel projects, US$ 45 million for power generation and US$ 94 million for corporate activities and other business segments.

In 3Q13, sustaining capital expenditures of US$ 1.095 billion were concentrated in the iron ore and base metals businesses. Investments in iron ore included: (i) replacement and acquisition of new equipment (US$ 129 million), (ii) expansion of tailing dams (US$ 82 million), (iii) infrastructure enhancement (US$ 38 million) and (iv) initiatives to improve the current standards of health and safety and environmental protection (US$ 19 million). Maintenance of railways and ports serving our mining operations in Brazil totaled US$ 169 million.

Sustaining capex in the base metals operations was mainly dedicated to rebuilding the Onça Puma furnace #1 (US$ 52 million), the AER (atmospheric emission reduction) project (US$ 36 million), the development of ore bodies and increase in recovery rates and grades in the nickel mines (US$ 31 million), and projects related to the improvement of production processes in the copper mines (US$ 18 million).

In 3Q13, R&D investments comprised expenditures of US$ 77 million in mineral exploration, US$ 116 million in conceptual, pre-feasibility and feasibility studies for projects and US$ 22 million to develop new processes, technological innovations and adaptation of technologies. R&D investments dropped 41.0% when compared to 3Q12, as a consequence of our more selective approach to R&D expenditures.

Investments in corporate social responsibility reached US$ 310 million in the quarter, US$ 256 million of which was destined for environmental protection and conservation and US$ 54 million for social projects.

We are ramping up the CLN 150 project, which enables the expansion of the logistic capacity of Carajás to 128 Mtpy and will mainly support the Additional 40 Mtpy ramp up.

[13] Pursuant to IFRS, R&D expenditures – here reported as part of the Capex figures on a cash basis– are expensed and as a consequence impact earnings and adjusted EBITDA. This must be observed by analysts when making comparisons, such as when comparing adjusted EBITDA and Capex figures, to avoid double counting which can distort the results of analyses.

Originally, the CLN 150 project encompassed the duplication of 11 railway sections. However, due to the delay in getting environmental permits in the past, only five sections were duplicated and we decided to incorporate the remaining six in the CLN S11D project designed to expand the logistics capacity of Carajás to 230 Mtpy. The licenses for the six remaining sections were already granted and we expect to increase the railway capacity to 142 Mtpy by the end of 2014.

Commissioning of Additional 40 Mtpy was completed and production is being conducted on a test basis, while we wait for the operating license (LO) to be granted by the environmental protection agency. Additional 40 Mtpy is a dry ore processing plant, which contributes to reduce operating costs and to raise mass recovery to 100%. Its ramp up will be restricted by the availability of capacity of the Carajás railway which will be gradually relieved over time.

Commissioning of Conceição Itabiritos (CI) is reaching the final stage. After starting the dry phase of processing – crushing and screening – since last July, two of the three wet processing lines were started up in October. The tests with ore will occur in the next weeks to stabilize the production process and ensure final products meet commercial quality and scale. We expect to get the LO by year-end. CI is a processing plant with new features, which will extend mine life, improve significantly the quality of final products and will add 12 Mtpy to iron ore production capacity.

In the base metals business, Long Harbour, a hydrometallurgical integrated plant in Newfoundland and Labrador, and Totten, a nickel-copper mine in Sudbury, will be coming on stream in 4Q13.

Some important milestones were also reached in the execution of S11D. We have succeeded in transporting the processing plant modules to the mining site through a 48-km road and in tests for energizing the local electricity distribution facility.

In 3Q13, our Board of Directors approved a capex increase of US$ 233 million for the construction of the Tubarão VIII pellet plant, to US$ 1.321 billion from US$ 1.088 billion. Given the various difficulties faced by the former contractor in delivering the project as scheduled, we have decided for a replacement to conclude the project.

Looking ahead, we will concentrate our efforts and resources on a small group of projects with high expected risk-adjusted returns, such as Carajás S11D and Moatize/Nacala. These are assets with long life, high quality, low costs and expandability.

The program to divest non-core assets, which is an integral component of our strategy, contributes to unlock value and to improve the allocation of capital. Vale agreed in September to sell 20% of the total capital of VLI to Mitsui for R$ 1.509 billion and 15.9% of VLI's capital to the Investment Fund of the Fundo de Garantia do Tempo de Serviço – FGTS (FI-FGTS) for R$ 1.2 billion. From the total value of the transaction, R$ 2 billion will be used as capital injection into VLI, which will issue new shares that will be subscribed and paid by Mitsui and FI-FGTS. The cash injection will be used to support part of VLI's investment plan. Moreover, Vale is under final negotiations on an exclusive basis with a consortium led by Brookfield, for the sale of approximately 26% of Vale's stake in VLI.

Table 7 - CAPITAL AND R&D EXPENDITURES BY CATEGORY

US$ million	3Q13	%	2Q13	%	3Q12	%
Organic growth	**2,351**	**68.2**	**2,494**	**69.3**	**3,161**	**73.7**
Projects	2,136	62.0	2,340	65.0	2,797	65.2
R&D	215	6.2	155	4.3	364	8.5
Stay-in-business	**1,095**	**31.8**	**1,102**	**30.7**	**1,128**	**26.3**
Total	**3,446**	**100.0**	**3,597**	**100.0**	**4,289**	**100.0**

Table 8 - CAPITAL AND R&D EXPENDITURES BY BUSINESS AREA						
US$ million	3Q13	%	2Q13	%	3Q12	%
Bulk materials	**2,166**	**62.9**	**2,088**	**58.0**	**2,376**	**55.4**
Ferrous minerals	1,722	50.0	1,779	49.4	2,084	48.6
Coal	444	12.9	309	8.6	292	6.8
Base metals	**651**	**18.9**	**830**	**23.1**	**1,019**	**23.8**
Fertilizer nutrients	**280**	**8.1**	**337**	**9.4**	**531**	**12.4**
Logistics services - general cargo	**145**	**4.2**	**128**	**3.6**	**135**	**3.2**
Power generation	**45**	**1.3**	**55**	**1.5**	**69**	**1.6**
Steel	**65**	**1.9**	**89**	**2.5**	**36**	**0.8**
Others	**94**	**2.7**	**69**	**1.9**	**123**	**2.9**
Total	**3,446**	**100.0**	**3,597**	**100.0**	**4,289**	**100.0**

CAPITAL AND R&D EXPENDITURES BY BUSINESS AREA - 3Q13								
	Projects		R&D		Stay-in-business		Total	
	US$ million	%	US$ million	%	US$ million	%	US$ million	%
Bulk materials	**1,553**	**72.7**	**71**	**32.9**	**543**	**49.6**	**2,166**	**62.9**
Ferrous minerals	1,161	54.4	63	29.3	498	45.5	1,722	50.0
Coal	392	18.3	8	3.6	45	4.1	444	12.9
Base metals	**291**	**13.6**	**74**	**34.5**	**286**	**26.1**	**651**	**18.9**
Fertilizer nutrients	**141**	**6.6**	**18**	**8.5**	**121**	**11.1**	**280**	**8.1**
Logistics services - general cargo	**65**	**3.0**	**3**	**1.3**	**77**	**7.0**	**145**	**4.2**
Power generation	**22**	**1.0**	**1**	**0.5**	**-**	**-**	**24**	**0.7**
Steel	**65**	**3.0**	**-**	**0.2**	**-**	**-**	**65**	**1.9**
Others	**-**	**-**	**47**	**22.1**	**68**	**6.2**	**115**	**3.4**
Total	**2,136**	**100.0**	**215**	**100.0**	**1,095**	**100.0**	**3,446**	**100. 0**

- **Main approved projects under construction**

The pipeline of main projects approved by the Board of Directors, and under construction, is detailed in this section. Estimated start-up dates may be revised due to changes caused by a number of factors, including delays in environmental permits.

Project	Estimated start-up	Executed capex US$ million 2013	Executed capex US$ million Total	Expected capex US$ million 2013	Expected capex US$ million Total	Status[1]
IRON ORE MINING AND LOGISTICS						
Carajás Additional 40 Mtpy Construction of an iron ore dry processing plant, located in Carajás, Pará, Brazil. Estimated nominal capacity of 40 Mtpy.	2H13	466	2,939	569	3,475	Concluded plant commissioning and production being conducted on a test basis. Required civil works for operation license were finalized. Issuance of operation license expected for 2H13. 97% of physical progress.
Carajás Serra Sul S11D Development of a mine and processing plant, located in the Southern range of Carajás, Pará, Brazil.	2H16	612	2,426	788	8,089	Test of substation energizing concluded. Electromechanical assembly of modules achieved 20% completion and the remainder was already initiated off-site.

Project	Estimated start-up	Executed capex US$ million 2013	Executed capex US$ million Total	Expected capex US$ million 2013	Expected capex US$ million Total	Status[1]
Estimated nominal capacity of 90 Mtpy.						Installation license issued. 46% of physical progress.
CLN S11D Increase logistic capacity of Northern system to support S11D, including the duplication of approximately 570 km of railway, construction of a rail spur with 101 km, acquisition of wagons and locomotives and onshore and offshore expansions at Ponta da Madeira maritime terminal. Increase EFC's estimated nominal logistics capacity to approximately 230 Mtpy.	1H15 to 2H18	420	880	655	11,582	Initiated civil works of the rail spur which will connect the mine to the EFC. Earthworks for railway duplication in progress. Installation license issued. 10% of physical progress.
Conceição Itabiritos Construction of a concentration plant, in the Southeastern System, Minas Gerais, Brazil. Estimated additional nominal capacity of 12 Mtpy. 100% pellet feed, with 67.7% Fe content and 0.8% silica.	2H13	198	979	227	1,174	Start-up of the dry phase of processing– crushing and screening - achieved in July 2013. Commissioning of the plant in final stage, with two of the three wet processing lines started up in October 2013. Operating license for the plant expected for 2H13. 99% of physical progress.
Vargem Grande Itabiritos Construction of new iron ore processing plant, in the Southern System, Minas Gerais, Brazil. Estimated additional nominal capacity of 10 Mtpy. 100% pellet feed, with 67.8% Fe content and 1.2% silica.	2H14	248	1,163	371	1,910	Civil works, assembly of steel structures and equipment for the screening building in progress. Operating license expected for 1H14. 72% of physical progress.
Conceição Itabiritos II Adaptation of the plant to process low-grade itabirites from Conceição, located in the Southeastern System, Minas Gerais, Brazil. Estimated nominal capacity of 19 Mtpy, without additional capacity. 31.6% sinter feed, with 66.5% Fe content and 3.8% of silica, and 68.4% pellet feed, with 68.8% Fe content and 0.9% silica.	2H14	148	572	226	1,189	Ongoing civil engineering, steel structure and electromechanical equipment assembly. Installation licenses issued. 73% of physical progress.

Project	Estimated start-up	Executed capex US$ million 2013	Executed capex US$ million Total	Expected capex US$ million 2013	Expected capex US$ million Total	Status[1]
Serra Leste Construction of new processing plant, located in Carajás, Pará, Brazil. Estimated nominal capacity of 6 Mtpy.	2H14	103	396	135	478	Finalized construction of the transmission lines, rail loop and assembly of the main substation. Started commissioning the iron ore treatment facility. Installation licenses issued. 70% of physical progress.
Cauê Itabiritos Adaptation of the plant to process low-grade itabirites from Minas do Meio, located in the Southeastern System, Minas Gerais, Brazil. Estimated nominal capacity of 24 Mtpy, with net additional capacity of 4 Mtpy in 2017. 29% sinter feed, with 65.3% Fe content and 4.4% of silica, and 71% pellet feed, with 67.8% Fe content and 2.8% silica.	2H15	151	270	231	1,504	Building foundations concluded. Ongoing civil works and receiving of steel structure and equipment. Preliminary and installation licenses for new primary crusher expected for 1H14. 36% of physical progress.
Teluk Rubiah Construction of a maritime terminal for the 400,000 dwt vessels and a stockyard. Located in Teluk Rubiah, Malaysia. Stockyard capable of handling up to 30 Mtpy of iron ore products.	2H14	371	884	479	1,371	Concluded assembly of the yard machines, earthworks and civil works of the unloading terminal. Assembly of the steel structure for import berth is in final stage. 89% of physical progress.
PELLET PLANTS						
Tubarão VIII Eighth pellet plant at our existing site at the Tubarão Port, Espírito Santo, Brazil. Estimated nominal capacity of 7.5 Mtpy.	1H14	146	1,035	196	1,321	Commissioning of the equipment in progress. Issuance of operating license expected for1H14. 92% of physical progress.
Samarco IV[2] Construction of Samarco's fourth pellet plant, and expansion of mine, pipeline and maritime terminal infrastructure. Vale has a 50% stake in Samarco. Estimated nominal capacity of 8.3 Mtpy, increasing Samarco's capacity to 30.5 Mtpy.	1H14	-	-	-	1,625	Electromechanical assembly of equipment in progress. Early stage of commissioning activities. 95% of physical progress of the pellet plant. Budget fully sourced by Samarco.

Project	Estimated start-up	Executed capex US$ million 2013	Executed capex US$ million Total	Expected capex US$ million 2013	Expected capex US$ million Total	Status[1]
COAL MINING AND LOGISTICS						
Moatize II New pit and duplication of the Moatize CHPP, as well as all related infrastructure, located in Tete, Mozambique. Nominal capacity of 11 Mtpy (mostly comprised of coking coal).	2H15	278	734	381	2,068	Ongoing earthworks in the stockyards, in the conveyor belt area and raising tailing dams. Final stage of the coal processing plant civil works. Concluded earthworks and civil engineering of the primary crusher. 46% of physical progress.
Nacala corridor Railway and port infrastructure connecting Moatize site to the Nacala-à-Velha maritime terminal, located in Nacala, Mozambique. Estimated nominal capacity of 18 Mtpy.	2H14	548	956	947	4,444	Ongoing earthworks, drainage and civil works for the railway section in Malawi and Mozambique. Agreements were reached to extend the duration of railway concessions in Mozambique and Malawi. Pile driving for the jetty, earthworks for the stockyard and construction of access bridge in progress. 30% and 33% of physical progress in railway and port respectively.
COPPER MINING						
Salobo II Salobo expansion, raising height of tailing dam and increase in mine capacity, located in Marabá, Pará, Brazil. Additional estimated nominal capacity of 100,000 tpy of copper in concentrate.	1H14	202	962	299	1,707	Concluded civil works and electromechanical assembly of the filtering facility. Ongoing civil works and electromechanical assembly of the plant. Issuance of plant operating license expected for 1H14. 87% of physical progress.
NICKEL MINING AND REFINING						
Long Harbour Hydrometallurgical facility. Located in Long Harbour, Newfoundland and Labrador, Canada. Estimated nominal capacity for refining 50,000 tpy of finished nickel, and associated copper and cobalt, without additional capacity.	2H13	889	4,045	1,056	4,250	Started commissioning in the utilities areas. Electromechanical assembly concluded. 99% of physical progress.
Totten Nickel and copper mine (re-opening) in Sudbury, Ontario, Canada. Estimated nominal capacity of 7,700 tpy of nickel and 10,000 tpy of copper.	2H13	120	659	182	759	Underground tunneling concluded. Pre-production blasting initiated. 96% of physical progress.

Project	Estimated start-up	Executed capex US$ million 2013	Executed capex US$ million Total	Expected capex US$ million 2013	Expected capex US$ million Total	Status[1]
ENERGY						
Biodiesel Project to produce biodiesel from palm oil. Plantation of 80,000 ha of palm trees. Located in Pará, Brazil. Estimated nominal capacity of 360,000 tpy of biodiesel.	2H15	84	511	141	633	Ongoing construction of the biodiesel plant. Second palm oil plant under development. Installation license for the biodiesel plant expected for 1H14.
STEELMAKING						
CSP[2] Development of a steel slab plant in partnership with Dongkuk and Posco, located in Ceará, Brazil. Vale holds 50% of the joint venture. Estimated nominal capacity of 3.0 Mtpy.	2H15	297	873	297	2,648	Pile driving for the plant foundations is in final stage. 37% of physical progress.

[1] as of September 2013.
[2] Realized and expected Capex are relative to Vale's stake in the projects.

DEBT INDICATORS

Total debt was US$ 29.776 billion as of September 30, 2013, showing a slight reduction from the US$ 29.863 billion as of June 30, 2013. As of September 30, 2013, our cash position[14] was US$ 7.202 billion and net debt was US$ 22.574 billion.

The improvements in working capital achieved up to the end of the first semester, resulting from a series of initiatives to increase efficiency and optimize capital management, were maintained in 3Q13. The number of days of receivables stayed at the same level as 2Q13, despite the increase in accounts receivables.

Debt leverage, as measured by total debt/LTM adjusted EBITDA[(d)] ratio excluding non-recurring charges, decreased to 1.5x from 1.6x as of June 30, 2013. Likewise, total debt/enterprise value[(e)] improved to 28.8% from 32.4% as of June 30, 2013, due to the 18.0% increase of Vale's market cap in the quarter.

The average debt maturity of 9.7 years as of September 30, 2013 was in line with our goal to maintain long debt maturity to minimize refinancing risks. The average cost of debt was stable at 4.58% per annum as of September 30, 2013, compared to the previous quarter.

Interest coverage, measured by the LTM adjusted EBITDA excluding non-recurring charges/LTM interest payment ratio[(f)], increased to 13.8x on September 30, 2013, compared to 13.2x in the last quarter.

Considering hedge positions, our total debt on September 30, 2013 was composed of 26% of floating interest rates and 74% fixed interest rates linked debt, while 98% was denominated in US dollars and the remainder in other currencies.

In 3Q13, we made withdrawals from long-term credit lines extended by official credit agencies – BNDES US$ 131 million, Export Development Canada US$ 25 million and Bank of China US$ 17.5 million – in order to finance projects. On the other hand, we amortized the remaining US$ 124 million of the maturing 9% coupon notes bond.

[14] Cash holdings include cash and cash equivalents, as well as short-term investments of US$ 81 million as of September 30, 2013.

Table 9 - DEBT INDICATORS			
US$ million	3Q13	2Q13	3Q12
Total debt	29,776	29,863	29,211
Net debt	22,574	23,608	20,575
Total debt / adjusted LTM EBITDA[1] (x)	1.5	1.6	1.3
Adjusted LTM EBITDA[1] / LTM interest expenses (x)	13.8	13.2	18.7
Total debt / EV (%)	28.8	32.4	25.3

[1] Excluding non-recurring effects

PERFORMANCE OF THE BUSINESS SEGMENTS

Bulk materials

Ferrous minerals

Vale produced 85.9 Mt of iron ore in 3Q13, and 312.2 Mt over the last twelve-month period ended on September 30, 2013.

Excluding the attributable production of Samarco – a non-consolidated 50% joint venture – iron ore output reached 83.1 Mt in 3Q13, which was 17.8% higher than the previous quarter. The improvement reflects the evolution of mining plans in Carajás and the recovery from the effects of the extended rainy season through May. Therefore, 2013 production guidance of 306 Mt is unchanged.

In 3Q13, sales of iron ore and pellets were 83.632 Mt, the third largest in Vale's history and 16.0% higher than the 72.123 Mt in 2Q13. Iron ore sales were 73.435 Mt, 18.6% higher than the previous quarter, while pellets totaled 10.197 Mt, basically the same as last quarter. Iron ore and pellets sales on a CFR basis reached 39.1 Mt in 3Q13, increasing to 46.7% of total shipments, versus 27.5 Mt in 2Q13 (38.2%).

Revenues from iron ore and pellets amounted to US$ 9.278 billion – US$ 7.753 billion originating from iron ore and US$ 1.525 billion from pellets – versus US$ 7.641 billion in 2Q13. The increase was driven by stronger sales volumes, US$ 1.087 million, and higher prices, US$ 550 million.

Our iron ore sales in 3Q13 were priced through three basic systems: (i) 27% based on the spot price after delivery, involving provisional pricing and an adjustment invoice following delivery; (ii) 58% based on the current quarter, monthly and daily spot prices; and (iii) 15% linked to a three-month average with a one-month lag (VRP).

Average realized price was US$ 105.58 per metric ton against US$ 99.21 in 2Q13 mainly reflecting the increase of US$ 6.56 per dry metric ton in the average Platt's IODEX 62%. In addition, a larger share of CFR sales increased the average sales price, whereas lower VRP prices gave a negative contribution, as shipments for the last March-May period were priced at US$ 134.00, against US$ 145.30 in 2Q13 (Dec-Feb). Other factors, such as provisional prices, carry-over effects, and quality, had a smaller impact and basically offset each other.[15]

The average sales price of pellets was US$ 149.55 per metric ton, US$ 2.73 higher than the US$ 146.83 per metric ton of the previous quarter. The price increase for pellets was partially counterbalanced by the effects of VRP pricing and mix effects (blast furnace versus direct reduction pellets).

[15] Given the use of several pricing formulas, the relationship of our realized prices to iron ore price indices is non-linear and tends to vary over time. Thus, comparisons to average price indices in the short term have a high potential for misleading investors.

Iron ore operating costs remained under control at a low level. Iron ore cash cost (mine, plant, railroad and port, after royalties) in 3Q13 was estimated at US$ 22.10 per metric ton[16], with a US$ 2 per metric ton reduction in relation to 2Q13. Excluding the products acquired from third parties, cash cost per metric ton was US$ 21.

In absolute terms, the costs for iron ore, net of depreciation charges, were US$ 2.443 billion. After adjusting for the effects of higher volumes (US$ 468 million) and currency prices (-US$ 115 million), COGS were down US$ 23 million against 2Q13. Pre-operating expenses for iron ore reduced slightly to US$ 66 million, reflecting new projects that are coming on stream in the near future.

China's share in the sales of iron ore and pellets was 50.2%, slightly higher than 49.1% in 3Q12. Japan's share was 10.3%, decreasing from 12.6% last quarter, while Brazil's share increased slightly, to 11.5% from 11.2% in 2Q13. Absolute sales increased to Europe in 3Q13, although its share decreased to 16.9% from 19.1% in the previous quarter.

Iron ore prices surprised on the upside, averaging US$ 135.40 per metric ton (Platts 62% Fe) in the first nine months of the year against US$ 130 for the 2012 calendar year despite the increase in Australian exports (50.4 Mt or 16% in the first eight months of the year in relation to the same period of 2012).

The performance of iron ore prices over the last few months has been influenced by a combination of low iron ore and steel inventories and a stronger demand for steel in China. China´s crude steel output is running at an annualized rate of 804 Mt, expanding by 8.6% in 9M13. At the same time, iron ore imports reached 601.2 Mt, 8.8% over the 552.3 Mt imported in 9M12.

The Chinese economy rebounded in 3Q13 to 9% on a quarter-on-quarter basis on the back of the lagged effect of the substantial credit expansion of 1Q13, some marginal incentives to economic activity, government's reassurances about supporting growth improving business sentiment and the export recovery.

The main sources of steel and iron ore demand in China are performing well. The continued strength in housing sales has stimulated the building of new housing which has helped to support overall construction. Cement production, which is a good coincident indicator of the economic activity of the construction industry, expanded by 8.4% in the first nine months of the year.

Infrastructure investment accelerated in 3Q13, with the central government announcing a bigger spending plan for railway and urban infrastructure. Manufacturing investment started to pick up after a marked slowdown for the last 12-month period. Car and light vehicles sales surged to 4.2 million in 3Q13, rising 14% year-on-year and running currently at an annualized seasonally adjusted pace of 18 million units.

An additional source of strength in iron ore demand is the steel output growth in the ex-China world, reflecting the better economic performance of the developed world. For first time since May 2012 steel production in other countries expanded by 1.7% in September 2013 on a year-on-year basis.

China's economy is likely to expand at a more moderate pace than in 3Q13. However, we expect iron ore prices to remain resilient over the next few months, hovering around US$ 130 per metric ton. Current iron ore inventories at the Chinese mills are low and they need to stock up in order to minimize the risks of supply disruptions caused by weather events in Brazil and Australia during the Southern Hemisphere rainy season and the winter season in their own country, when domestic miners tend to reduce output. At the same time, we expect the global economy to continue to show a recovery albeit a modest one in relation to the first half of this year.

In 3Q13, manganese output increased further quarter-over-quarter reaching 621,000 t against 617,000 t in 2Q13. Sales volumes climbed to 740,000 t from 310,000 t in 2Q13, when we had inventory-building close to clients. Revenues of manganese ore were US$ 119 million in 3Q13, an increase from US$ 52 million in the previous quarter, mainly due to higher sales volumes (US$ 72 million), which were partially offset by lower prices (-US$ 5 million).

Production of ferroalloys was 52,000 t, 28.5% higher than 2Q13 due to improved market conditions. Shipments totaled 42,000 t, a slight decrease from 43,000 t in 2Q13. Revenues from ferroalloys sales were US$ 54 million, 3.6% lower than in the previous quarter.

[16] As per segment reporting notes to the financial statements: US$ 2.443 billion in costs net of depreciation and amortization, less US$ 821 million in iron ore freight, over iron ore sales of 73.4 Mt.

Sales of ferrous minerals products – iron ore, pellets, manganese, ferroalloys and others – produced total revenues of US$ 9.482 billion, 22.0% higher than US$ 7.777 billion in 2Q13.

The adjusted EBIT margin for the ferrous minerals business increased to 56.0% from 52.8% in 2Q13, which was primarily determined by the higher volumes and prices for iron ore.

Adjusted EBITDA for ferrous minerals presented a quarterly increase of US$ 1.006 billion, climbing to US$ 5.705 billion from US$ 4.699 billion in 2Q13. This was mainly due to higher volumes sold (US$ 684 million), higher sales prices (US$ 528 million) and the positive impacts of exchange rate variations on COGS (US$ 171 million), partially offset by lower dividends received from non-consolidated affiliated companies (US$ 195 million) and higher expenses (US$ 179 million).

Table 10 - FERROUS MINERALS BUSINESS PERFORMANCE
VOLUME SOLD BY DESTINATION – IRON ORE AND PELLETS

'000 metric tons	3Q13	%	2Q13	%	3Q12	%
Americas	**11,250**	**13.5**	**9,611**	**13.3**	**9,677**	**12.4**
Brazil	9,647	11.5	8,098	11.2	8,066	10.3
Steel mills and pig iron producers	9,647	11.5	8,098	11.2	8,001	10.2
JVs pellets	-	-	-	-	65	0.1
USA	188	0.2	-	-	181	0.2
Others	1,415	1.7	1,513	2.1	1,430	1.8
Asia	**55,624**	**66.5**	**45,966**	**63.7**	**52,269**	**66.9**
China	42,001	50.2	31,567	43.8	38,344	49.1
Japan	8,618	10.3	9,082	12.6	8,487	10.9
South Korea	3,867	4.6	3,699	5.1	3,868	4.9
Others	1,137	1.4	1,618	2.2	1,570	2.0
Europe	**14,147**	**16.9**	**13,773**	**19.1**	**14,007**	**17.9**
Germany	6,274	7.5	5,577	7.7	4,185	5.4
United Kingdom	975	1.2	1,246	1.7	1,169	1.5
France	2,295	2.7	1,632	2.3	1,840	2.4
Italy	1,434	1.7	2,370	3.3	2,771	3.5
Turkey	342	0.4	486	0.7	1,202	1.5
Spain	1,046	1.3	648	0.9	656	0.8
Netherlands	776	0.9	663	0.9	767	1.0
Others	1,004	1.2	1,151	1.6	1,417	1.8
Middle East	**1,821**	**2.2**	**1,955**	**2.7**	**1,577**	**2.0**
Rest of the World	**790**	**0.9**	**818**	**1.1**	**641**	**0.8**
Total	**83,632**	**100.0**	**72,123**	**100.0**	**78,171**	**100.0**

OPERATING REVENUE BY PRODUCT

US$ million	3Q13	2Q13	3Q12
Iron ore	7,753	6,143	6,217
Pellets	1,525	1,498	1,701
Manganese ore	119	52	57
Ferroalloys	54	56	55
Others	31	28	61
Total	**9,482**	**7,777**	**8,090**

AVERAGE SALE PRICE

US$/ metric ton	3Q13	2Q13	3Q12
Iron ore	105.58	99.21	93.90
Pellets	149.55	146.83	142.15
Manganese ore	160.81	167.74	127.80
Ferroalloys	1,285.71	1,302.33	1,774.19

VOLUME SOLD			
'000 metric tons	3Q13	2Q13	3Q12
Iron ore	73,435	61,921	66,205
Pellets	10,197	10,203	11,966
Manganese ore	740	310	446
Ferroalloys	42	43	31

Coal

Coal output in 3Q13 maintained the record production level reached in 2Q13, at 2.4 Mt. In 9M13 coal production reached 6.5 Mt, an increase of 26.8% in relation to the same period of last year, which was influenced by the ramp-up of Moatize and the recovery in the performance of the Australian mines.

The improved operational performance of Integra Coal in this quarter, due to the new longwall, offset the weaker production at Carborough Downs (CD) and Moatize, keeping total coal output at the same level as last quarter. In 3Q13, CD, which is a 100% metallurgical coal underground mining operation, had its production impacted by a longwall move that began in mid-July and ended in late August. The ramp-up of Moatize, in Mozambique, is ongoing and will accelerate once the limitations of railway and port are addressed and allow for full utilization of its first phase nominal capacity of 11 Mtpy.

Coal shipments totaled 1.845 Mt in 3Q13, slightly lower than 1.856 Mt in 2Q13. Metallurgical coal shipments continued to reach record figures, with 1.731 Mt. Thermal coal volumes decreased to 114,000 t from the 136,000 t in the previous quarter.

Revenues from sales of coal products was US$ 211 million, decreasing 17.0% from the US$ 254 million in 2Q13, mainly due to lower sales prices of metallurgical coal.

Revenues from metallurgical coal sales of US$ 200 million were 16.7% below the US$ 240 million in 2Q13. The decrease was mainly due to lower sales prices – average realized price of US$ 115.54 per metric ton versus US$ 139.62 in 2Q13 – which was only slightly offset by the increase in sales volumes. Thermal coal revenues decreased to US$ 11 million in 3Q13 from US$ 14 million in the previous quarter, due to the decrease in sales volumes and prices – average sales price of US$ 96.49 per metric ton against US$ 103.49 in 2Q13.

In 3Q13, coal costs were US$ 254 million, net of depreciation charges, in line with the previous quarter, US$ 257 million. Excluding the effect of lower volumes (-US$ 1 million) and exchange rates (-US$ 15 million), costs were up by US$ 13 million, mainly due to higher cost of materials (US$ 20 million). Coal expenses were reduced to US$ 47 million in 3Q13 against US$ 57 million in the previous quarter.

Adjusted EBITDA for the coal business was minus US$ 51 million in 3Q13 against minus US$ 69 million in the previous quarter.

Table 11 - COAL BUSINESS PERFORMANCE OPERATING REVENUE BY PRODUCT			
US$ million	3Q13	2Q13	3Q12
Thermal coal	11	14	21
Metallurgical coal	200	240	204
Total	**211**	**254**	**225**
AVERAGE SALE PRICE			
US$/ metric ton	3Q13	2Q13	3Q12
Thermal coal	96.49	103.49	90.91
Metallurgical coal	115.54	139.62	177.97
VOLUME SOLD			
'000 metric tons	3Q13	2Q13	3Q12
Thermal coal	114	136	229
Metallurgical coal	1,731	1,720	1,148

Table 12 - BULK MATERIALS: SELECTED FINANCIAL INDICATORS			
US$ million	3Q13	2Q13	3Q12
Costs[1]	**(3,361)**	**(3,058)**	**(3,579)**
Ferrous minerals	(3,107)	(2,801)	(3,336)
Coal	(254)	(257)	(243)
Expenses[1]	**(506)**	**(336)**	**(312)**
Ferrous minerals	(459)	(279)	(268)
Coal	(47)	(57)	(44)
Pre-operating and stoppage expenses[1]	**(110)**	**(119)**	**(54)**
Ferrous minerals	(109)	(110)	(50)
Coal	(1)	(9)	(4)
Adjusted EBIT margin[2] (%)			
Ferrous minerals	56.0	52.8	48.9
Coal	(62.6)	(46.1)	(40.0)
Adjusted EBIT[2]	**5,106**	**3,930**	**3,808**
Ferrous minerals	5,238	4,047	3,898
Coal	(132)	(117)	(90)
Adjusted EBITDA[2]	**5,654**	**4,630**	**4,277**
Ferrous minerals	5,705	4,699	4,343
Coal	(51)	(69)	(66)

[1] Net of depreciation and amortization

[2] Excluding non-recurring items

Base metals

Nickel production has had a strong performance this year, reaching the second highest mark for the period since 2008, 192,000 t in 9M13 against 173,000 t in 9M12. Total finished nickel production in 3Q13 was 62,000 t, 4.9% lower than 2Q13 but 27.5% above 3Q12.The ramp-up of VNC showed significant advances, which make us confident in achieving performance targets for next year, when we expect to produce more than 40,000 t and to close the gap in cash flow generation. In 3Q13, VNC operated for the first time with three autoclaves simultaneously in two separate campaigns during the quarter including operation at full design rates.

In 3Q13, nickel revenues totaled US$ 865 million, 12.0% inferior to the US$ 983 million in the previous quarter. The reasons for the decline in revenues were both lower sales volumes – 62,000 t in 3Q13 versus 65,000 t in 2Q13 – and lower average sales prices – US$ 13,952 per metric ton against US$ 15,123 in 2Q13.

Nickel prices have been range bound between US$13,500 to US$ 14,500 over the recent months and the outlook remains dependent on Indonesia.

Despite the delays faced in the implementation of greenfield nickel lateritic projects, the extraordinary growth of Chinese nickel production from nickel in pig iron (NPI) mean its market has moved into large structural oversupply. In spite of the strong demand for nickel, inventories are estimated to be equivalent to 25 weeks of consumption and according to specialists about 40% of the industry is not able to pay for its variable costs at current price levels. Supply cuts have been limited, which is explained by the high costs of closure due to the environmental clean-up and redundancy expenditures.

A major part of the supply of nickel ore that feeds the Chinese NPI industry comes from Indonesia, where a law was enacted in 2009 determining a full ban on exports of unprocessed mineral products (including nickel ore and bauxite) starting in January 2014. However, there is uncertainty about if, when and how the law will be enforced, given the risk of significant job losses and a further widening of the Indonesian current account deficit – currently at about 3% of the GDP – which will be caused by a sudden export ban.

In addition to the outcome of the enforcement of the Indonesian law, upside risks for nickel rely on production cuts outside China and a recovery in stainless steel output.

The successful ramp-up of Salobo I has been instrumental in rising copper and gold output. Running at approximately 70% of its nominal capacity in 3Q13, Salobo I is expected to conclude its ramp-up by the end of this year. Total copper and gold production showed record figures in 3Q13, at 94,600 t and 76,000 troy ounces (oz), respectively. In 9M13, copper production reached 275,000 t, a 30.7% increase over the same period of last year.

Copper revenues reached US$ 734 million, 39.5% of the total revenues of base metals and with an improvement of 58.1% over US$ 472 million in 2Q13, being the highest third quarter figure in Vale's history. The increase of 34.3% in shipment volumes to 103,000 t from 77,000 t in 2Q13 contributed to this excellent performance, as well as the recovery in average realized price to US$ 7,115 per metric ton from US$ 6,141 in the previous quarter.

In the short term, the base of global growth seems to be broadening as emerging economies are firming. As a consequence, we expect a steady pace of industrial production to continue, which is a major factor underlying the demand for copper. On the other hand, the expansion of mine capacity will continue for the next couple of years, exerting downward pressure on prices, which averaged US$ 7,379 per metric ton at the LME in the first nine months of the year.

However, we believe that the downside is limited: unlike nickel, inventories are still low on a historical basis and lower cash prices would likely trigger output cutbacks from marginal operations and would limit scrap availability.

Platinum output was 35,000 oz and palladium was 86,000 oz, 8.1% and 7.3% above 2Q13, respectively. PGMs (platinum group metals) sales volumes totaled 125,000 oz, 8.7% higher than 115,000 oz in the previous quarter. Revenues increased to US$ 116 million from US$ 105 million in 2Q13, due to higher sales volumes and prices.

Gold production reached a new all-time high figure of 76,000 oz in 3Q13, 20.5% higher than 2Q13, due to the increase in gold output as a by-product of our copper operations at Salobo. Gold sales volumes continued to show significant improvement, rising to 85,000 oz from 70,000 oz in 2Q13.

Revenues from gold increased to US$ 107 million from US$ 96 million in 2Q13. The impact of higher volumes was partly mitigated by the fall in average realized prices to US$ 1,253 per oz from US$ 1,363 in the previous quarter.

In 3Q13, revenues from base metals and their by-products totaled US$ 1.859 billion, showing a 9.4% quarter-on-quarter increase. The rise in revenues was mainly due to larger shipments of copper and gold and higher copper prices, partly mitigated by lower nickel revenues.

Base metals costs – excluding depreciation and amortization – were US$ 1.300 billion in 3Q13. After adjusting for the effects of higher volumes (US$ 151 million) and exchange rate variations (-US$ 34 million), costs increased by US$ 57 million versus 2Q13, mostly due to higher costs with outsourced services (US$ 27 million) and materials (US$ 12 million), due to the seasonal effect of the annual scheduled maintenance in our Canadian operations.

In 9M13, base metals costs were US$ 3.486 billion. Excluding the effects of depreciation, higher volumes (US$ 606 million) and exchange rates (-US$ 102 million), COGS had a significant reduction, US$ 578 million, when compared to 9M12.

Expenses decreased to US$ 45 million in 3Q13 from US$ 79 million in the previous quarter, excluding the effect of the insurance proceeds of US$ 160 million in 2Q13.

The adjusted EBIT margin of the base metals operations was -3.1% in 3Q13. After excluding pre-operating expenses at Long Harbour (US$ 43 million) and VNC (US$ 129 million), and stoppage expenses at Onça Puma (US$ 34 million), the operating income margin was 8.0%. VNC pre-operating expenses are in a declining trend, when compared to US$ 168 million in 2Q13 and US$ 186 million in 3Q12.

Adjusted EBITDA amounted to US$ 350 million in 3Q13 from US$ 451 million in 2Q13. The major reasons for the decline of adjusted EBITDA were the effect of insurance proceeds in 2Q13 (US$ 160 million), lower nickel prices (US$ 73 million) and higher COGS (US$ 57 million), partly offset by higher copper prices (US$ 101 million), lower expenses (US$ 34 million), exchange rate variation positive impacts on COGS (US$ 34 million) and lower pre-operating and stoppage expenses (US$ 28 million).

Excluding the pre-operating and stoppage expenses at Long Harbour, VNC and Onça Puma, adjusted EBITDA reached US$ 511 million in 3Q13. Salobo ramp-up continued to contribute positively to EBITDA, generating US$ 34 million in the quarter.

Table 13 - BASE METALS BUSINESS PERFORMANCE			
OPERATING REVENUE BY PRODUCT			
US$ million	3Q13	2Q13	3Q12
Nickel	865	983	908
Copper	734	472	650
PGMs	116	105	90
Gold	107	96	83
Silver	10	11	13
Cobalt	17	19	11
Others	10	14	11
Total	**1,859**	**1,699**	**1,766**
AVERAGE SALE PRICE			
US$/ metric ton	3Q13	2Q13	3Q12
Nickel	13,951.61	15,123.08	16,509.09
Copper	7,115.41	6,140.89	7,351.83
Platinum (US$/oz)	1,452.47	1,438.72	1,539.61
Gold (US$/oz)	1,252.80	1,362.75	1,717.42
Silver (US$/oz)	21.09	16.93	32.31
Cobalt (US$/lb)	11.92	11.15	11.55
VOLUME SOLD			
'000 metric tons	3Q13	2Q13	3Q12
Nickel	62	65	55
Copper	103	77	88
Gold ('000 oz)	85	70	48
Silver ('000 oz)	483	639	411
PGMs ('000 oz)	125	115	98
Cobalt (metric ton)	647	773	432
SELECTED FINANCIAL INDICATORS			
US$ million	3Q13	2Q13	3Q12
Costs[1]	(1,300)	(1,126)	(1,242)
Expenses[1]	(45)	81	(149)
Pre-operating and stoppage expenses[1]	(164)	(192)	(206)
Adjusted EBIT margin[2] (%)	(3.1)	0.3	(13.6)
Adjusted EBIT[2]	(57)	5	(241)
Adjusted EBITDA[2]	350	451	169

[1] Net of depreciation and amortization

[2] Excluding non-recurring items

Fertilizer nutrients

Production of potash totaled 132,000 t in 3Q13, 16.8% higher than in 2Q13 when there was a non-scheduled maintenance stoppage.

Potash revenues were US$ 63 million in 3Q13, 21.1% higher than the previous quarter. Sales volumes increased by 29.9% to 152,000 t from 117,000 t in 2Q13, reflecting the seasonal demand in the period. The decline in average sales price to US$ 414.47 per metric ton versus US$ 444.44 in 2Q13 partly offset the higher volumes effect in revenues. Potash prices have been falling over the year due to weak imports in countries such as China and India, where the demand has been supplied by internal inventories. Additionally, in the end of 3Q13, the break-up of a major potash sales consortium created expectation of short term oversupply in the market and, consequently, lower prices. Despite the effects in the short term, it is not clear how this rupture will impact the market in the long term.

Total production of phosphate rock, which is used to feed the production of phosphate nutrients, at 2.104 Mt was a new record due to the ramp-up of Bayóvar and some recovery of the Brazilian mines. Bayóvar produced 875,000 t, an all-time high mark, and is expected to reach full capacity operation at 3.9 Mtpy in 2015. Sales volumes of phosphate rock in 3Q13 showed a strong rise of 31.5% in a quarterly comparison, reaching 935,000 t versus 711,000 t in 2Q13. The robust performance was due to the recovery in sales from Bayóvar to Asia and Oceania.

In 3Q13, the production of MAP (229,000 t), TSP (187,000 t) and DCP (85,000 t) were affected by maintenance stoppages, while SSP (595,000 t) recovered from the previous quarter's maintenance. Total shipments of MAP were 327,000 t, stronger than 2Q13 due to proximity to the sowing period. TSP sales volumes also increased, at 260,000 t, due to seasonal factors, with demand especially coming from soybean culture. SSP sales fell to 541,000 t, since the market has high stock levels and due to strong competition from the imported product. DCP sales were relative stable, at 124,000 t, in relation to 2Q13.

Revenues from sales of phosphate products totaled US$ 621 million in 3Q13, being 7.1% higher than 2Q13. The increase in sales volumes for the majority of our phosphate products was partially mitigated by the decrease in prices. Prices of phosphates have been affected by the softer fertilizer demand from China and India, which lead the market to a momentary oversupply, and the entry of new capacity in Saudi Arabia.

Sales revenues of nitrogen fertilizers fell to US$ 104 million in 3Q13 from US$ 148 million in the previous quarter. The decrease in revenues was related to the sale of the Araucária refinery finalized on June 1st, 2013. As a consequence, we no longer produce urea, while ammonia is being produced exclusively in Cubatão. Sales of other related products amounted to US$ 24 million in 3Q13.

Overall, sales revenues from fertilizer nutrients totaled US$ 812 million, slightly above the US$ 805 million in 2Q13.

In 3Q13, fertilizer costs were US$ 575 million, net of depreciation charges, being US$ 8 million lower than 2Q13 after excluding the effects of higher volumes (US$ 45 million) and exchange rate variations (-US$ 56 million). Fertilizer nutrients expenses continued to reduce quarterly, US$ 30 million in 3Q13 against US$ 43 million in the previous quarter. Pre-operating and stoppage expenses totaled US$ 222 million, due to the effects of the Rio Colorado stoppage which amounted to US$ 213 million. Such expenses will continue to impact the income statement in 4Q13, albeit at smaller amounts.

The adjusted EBIT margin of the fertilizer business was -20.5% in 3Q13, being strongly impacted by expenses associated with the stoppage of Rio Colorado in the quarter. If excluding this effect, adjusted EBIT was 7.0%.

Adjusted EBITDA for the fertilizers business presented a negative US$ 53 million in 3Q13, versus US$ 38 million in 2Q13. After excluding the stoppage impact of Rio Colorado, adjusted EBITDA generated by the existing operations of the fertilizer business was US$ 160 million in 3Q13.

Table 14 - FERTILIZER NUTRIENTS BUSINESS PERFORMANCE
OPERATING REVENUE BY PRODUCT

US$ million	3Q13	2Q13	3Q12
Potash	63	52	78
Phosphates	621	580	783
Nitrogen	104	148	208
Others	24	25	26
Total	**812**	**805**	**1,095**

AVERAGE SALE PRICE

US$/ metric ton	3Q13	2Q13	3Q12
Potash	414.47	444.44	534.25
Phosphates			
MAP	569.61	595.38	656.50
TSP	468.67	492.57	532.93
SSP	268.17	296.58	288.87
DCP	586.46	610.58	599.98
Phosphate rock	86.63	87.20	135.34
Nitrogen	565.22	644.95	624.62

VOLUME SOLD			
'000 metric tons	3Q13	2Q13	3Q12
Potash	152	117	146
Phosphates			
MAP	327	240	362
TSP	260	199	245
SSP	541	618	753
DCP	124	127	120
Phosphate rock	935	711	798
Others phosphates	46	63	76
Nitrogen	184	229	333

SELECTED FINANCIAL INDICATORS			
US$ million	3Q13	2Q13	3Q12
Costs[1]	(575)	(594)	(734)
Expenses[1]	(30)	(43)	(72)
Pre-operating and stoppage expenses[1]	(222)	(85)	(32)
Adjusted EBIT margin[2] (%)	(20.5)	(8.8)	7.1
Adjusted EBIT[2]	(159)	(67)	74
Adjusted EBITDA[2]	(53)	38	201

[1] Net of depreciation and amortization

[2] Excluding non-recurring items

Logistics services - general cargo

As previously described and in line with the focus on discipline in capital allocation, Vale signed agreements to transfer 35.9% of its stake in VLI and is under final negotiations for the sale of another 26%. As a consequence, VLI was accounted as assets held for sale in our quarterly financial statements. However, for comparison purposes, this performance report kept the former practice and the logistics services results were refined to reflect solely VLI performance[17].

In 3Q13, revenues from logistics services for general cargo were US$ 404 million, 6.0% lower than US$ 430 million in the previous quarter, mainly due to the depreciation of the BRL against the USD (US$ 44 million), since our revenues are denominated in BRL.

Revenues from rail transportation of general cargo totaled US$ 315 million compared to US$ 350 million in 2Q13. The increase in transported volumes, which was driven by the crop season in Brazil, was more than offset by the decrease of the average price of rail services as a consequence of the depreciation of the BRL against the USD. Additionally, there was an increase in the share of corn transported, which has a lower transportation price. Demand from the steel industry improved and increased the volumes of steel products transported.

The railroads under VLI's concessions and contracts with Vale – Norte-Sul (FNS), Centro-Atlântica (FCA), Carajás (EFC), and Vitória a Minas (EFVM) – transported 8.201 billion ntk[18] of general cargo for clients in 3Q13, 2.5% above 8.001 billion ntk in 2Q13.

The main cargoes carried by our railroads in 3Q13 were agricultural products (56.1%), steel industry inputs and products (25.7%), building materials and forestry products (12.8%), fuels (5.3%) and others (0.1%).

Port services revenues increased by 11.3% to US$ 89 million, versus US$ 80 million in 2Q13. Our ports and maritime terminals handled 7.211 Mt of general cargo, above the 6.533 Mt in the previous quarter.

In 3Q13, costs of logistic services for general cargo – excluding depreciation and amortization – were US$ 248 million against US$ 267 million in 2Q13. After adjusting for the effects of higher volumes (US$ 10 million) and currency prices (-US$ 26 million), costs were down by US$ 3 million.

[17] Other logistics services not transferred to VLI, such as CPBS, were allocated under other ferrous minerals.

[18] Ntk=net ton kilometer

Adjusted EBIT margin excluding the loss on sale of part of VLI assets (US$ 58 million) continued to improve in 3Q13, reaching 12.5% compared to 5.4% in the previous quarter.

In 3Q13, excluding the effect of loss on sale of part of VLI assets, adjusted EBITDA reached US$ 80 million increasing 35.6% from US$ 59 million in 2Q13. The positive effects of lower expenses (US$ 26 million), favorable impacts of exchange rate variation on COGS (US$ 26 million) and higher sales volumes (US$ 7 million), were partly offset by lower prices (US$ 42 million).

Table 15 - LOGISTICS BUSINESS PERFORMANCE OPERATING REVENUE BY PRODUCT			
US$ million	3Q13	2Q13	3Q12
Railroads	315	350	332
Ports	89	80	56
Total	404	430	388
VOLUME SOLD			
'000 metric tons	3Q13	2Q13	3Q12
Railroads (million ntk)	8,201	8,001	7,749
Ports	7,211	6,533	3,656
SELECTED FINANCIAL INDICATORS			
US$ million	3Q13	2Q13	3Q12
Costs[1]	(248)	(267)	(244)
Expenses[1]	(16)	(43)	(21)
Adjusted EBIT margin (%)[2]	12.5	5.4	9.6
Adjusted EBIT[2]	43	20	32
Adjusted EBITDA[2]	80	59	67

[1] Net of depreciation and amortization

[2] Excluding loss on sale of assets

FINANCIAL INDICATORS OF NON-CONSOLIDATED COMPANIES

For selected financial indicators of the main non-consolidated companies, see our quarterly financial statements on www.vale.com/Investors/Quarterly results and reports/Financial statements - Vale

CONFERENCE CALL AND WEBCAST

Vale will host two conference calls and webcasts on Thursday, November 7th. The first, in Portuguese (without translation), will begin at 10:00 a.m. Rio de Janeiro time. The second, in English, at 12:00 p.m. Rio de Janeiro time, 9:00 a.m. US Eastern Standard Time, 2:00 p.m. British Standard Time, and 10:00 p.m. Hong Kong time.

Dial in to conference calls/webcasts:

In Portuguese:
Participants from Brazil: (55 11) 4688-6341
Participants from the US: (1 855) 281-6021
Participants from other countries: (1 786) 924-6977
Access code: VALE

In English:
Participants from Brazil: (55 11) 4688-6341
Participants from USA: (1 866) 262-4553
Participants from other countries: (1 412) 317-6029
Access code: VALE

Instructions for participation will be available on the website *www.vale.com/Investors*. A recording will be available on Vale's website for 90 days as of November 7th, 2013.

ANNEX 1 – FINANCIAL STATEMENTS

Table 16 - INCOME STATEMENT

US$ million	3Q13	2Q13	3Q12
Gross operating revenues	**12,910**	**11,277**	**11,653**
Taxes	(233)	(245)	(238)
Net operating revenue	**12,677**	**11,032**	**11,415**
Cost of goods sold	(6,551)	(6,223)	(6,780)
Gross profit	**6,126**	**4,809**	**4,635**
Gross margin (%)	48.3	43.6	40.6
Selling, general and administrative expenses	(315)	(324)	(519)
Research and development expenses	(205)	(158)	(360)
Gain (loss) from sale of assets	(58)	-	-
Others	(829)	(725)	(1,071)
Operating profit	**4,719**	**3,602**	**2,685**
Financial revenues	77	158	88
Financial expenses	(587)	(537)	(682)
Gains (losses) on derivatives, net	117	(983)	(12)
Monetary and exchange variation	(110)	(1,965)	(313)
Equity income and provision for losses	128	53	154
Income before taxes	**4,344**	**328**	**1,920**
Tax and social contribution (Current)	(1,422)	(263)	(1,077)
Tax and social contribution (Deferred)	530	325	713
Minority shareholding participation	50	34	82
Net earnings	**3,502**	**424**	**1,638**
Earnings per share (US$)	0.68	0.08	0.32
Diluted earnings per share (US$)	0.68	0.08	0.32

Table 17 - FINANCIAL RESULTS

US$ million	3Q13	2Q13	3Q12
Gross interest	(309)	(334)	(271)
Debt with third parties	(308)	(334)	(264)
Debt with related parties	(1)	-	(7)
Tax and labor contingencies	(32)	(45)	(12)
Others	(246)	(158)	(399)
Financial expenses	**(587)**	**(537)**	**(682)**
Financial income	**77**	**158**	**88**
Derivatives	**117**	**(983)**	**(12)**
Exchange and monetary gain (losses), net	**(110)**	**(1,965)**	**(313)**
Financial result, net	**(503)**	**(3,327)**	**(919)**

Table 18 - EQUITY INCOME BY BUSINESS SEGMENT

US$ million	3Q13	%	2Q13	%	3Q12	%
Ferrous minerals	185	144.5	99	186.8	225	146.1
Coal	11	8.6	7	13.2	7	4.5
Base metals	(10)	(7.8)	(3)	(5.7)	(1)	(0.6)
Steel	(56)	(43.8)	(44)	(83.0)	(19)	(12.3)
Others	(2)	(1.6)	(6)	(11.3)	(58)	(37.7)
Total	**128**	**100.0**	**53**	**100.0**	**154**	**100.0**

Table 19 - BALANCE SHEET

US$ million	9/30/2013	6/30/2013	9/30/2012
Assets			
Current	24,746	21,051	25,316
Long-term	10,380	9,477	9,695
Fixed	96,151	96,003	101,443
Total	**131,277**	**126,531**	**136,454**
Liabilities			
Current	11,952	11,109	10,345
Long term	43,724	43,717	42,392
Shareholders' equity	75,601	71,705	83,717
Paid-up capital	56,101	56,101	37,721
Reserves	18,094	14,160	44,429
Non controlling interest	1,406	1,444	1,567
Total	**131,277**	**126,531**	**136,454**

Table 20 - CASH FLOW			
US$ million	3Q13	2Q13	3Q12
Cash flows from operating activities:			
Net income	3,452	390	1,556
Adjustments to reconcile net income with cash provided by operating activities:			
Depreciation, depletion and amortization	1,044	1,082	1,029
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	(128)	(53)	(154)
Deferred income taxes	(530)	(325)	(713)
Loss on sale of property, plant and equipment	74	87	103
Exchange and monetary losses	29	827	520
Net unrealized derivative losses	(134)	1,054	95
Debentures	106	82	60
Others	130	55	(121)
Accounts receivable	(567)	1,025	705
Inventories	31	378	(311)
Recoverable taxes	23	(198)	336
Others	2	(66)	453
Suppliers	68	249	407
Payroll and related charges	265	203	80
Income tax	936	94	863
Others	(482)	53	736
Net cash provided by operating activities	**4,319**	**4,937**	**5,644**
Cash flows from investing activities:			
Short term investments	447	155	(685)
Loans and advances receivable	1	(85)	317
Guarantees and deposits	(32)	(18)	(10)
Additions to investments	(146)	(23)	(31)
Additions to property, plant and equipment	(3,134)	(3,392)	(4,984)
Dividends received	63	272	25
Net cash used in investing activities	**(2,801)**	**(3,091)**	**(5,368)**
Cash flows from financing activities:			
Short-term debt, net issuances (repayments)	-	14	65
Long-term debt	174	526	3,898
Repayment of long-term debt	(466)	(102)	(364)
Interest attributed to shareholders	-	(2,250)	-
Dividends to minority interest	-	(10)	-
Net cash used in financing activities	**(292)**	**(1,822)**	**3,599**
Increase (decrease) in cash and cash equivalents	1,226	24	3,875
Effect of exchange rate changes on cash and cash equivalents	8	(179)	(7)
Cash and cash equivalents, beginning of period	5,887	6,042	4,083
Cash and cash equivalents, end of period	**7,121**	**5,887**	**7,951**
Interest on long-term debt	(365)	(361)	(312)
Income tax	(416)	(354)	(53)
Interest capitalized	48	40	33

ANNEX 2 – VOLUMES SOLD, PRICES, MARGINS AND CASH FLOWS

Table 21 - VOLUME SOLD - MINERALS AND METALS			
'000 metric tons	3Q13	2Q13	3Q12
Iron ore	73,435	61,921	66,205
Pellets	10,197	10,203	11,966
Manganese ore	740	310	446
Ferroalloys	42	43	31
Thermal coal	114	136	229
Metallurgical coal	1,731	1,720	1,148
Nickel	62	65	55
Copper	103	77	88
Gold ('000 oz)	85	70	48
Silver ('000 oz)	483	639	411
PGMs ('000 oz)	125	115	98
Cobalt (metric ton)	647	773	432
Potash	152	117	146
Phosphates			
MAP	327	240	362
TSP	260	199	245
SSP	541	618	753
DCP	124	127	120
Phosphate rock	935	711	798
Others phosphates	46	63	76
Nitrogen	184	229	333
Railroads (million ntk)	8,201	8,001	7,749
Ports	7,211	6,533	3,656

Table 22 - AVERAGE SALE PRICES			
US$/ton	3Q13	2Q13	3Q12
Iron ore	105.58	99.21	93.90
Pellets	149.55	146.83	142.15
Manganese ore	160.81	167.74	127.80
Ferroalloys	1,285.71	1,302.33	1,774.19
Thermal coal	96.49	103.49	90.91
Metallurgical coal	115.54	139.62	177.97
Nickel	13,951.61	15,123.08	16,509.09
Copper	7,115.41	6,140.89	7,351.83
Platinum (US$/oz)	1,452.47	1,438.72	1,539.61
Gold (US$/oz)	1,252.80	1,362.75	1,717.42
Silver (US$/oz)	21.09	16.93	32.31
Cobalt (US$/lb)	11.92	11.15	11.55
Potash	414.47	444.44	534.25
Phosphates			
MAP	569.61	595.38	656.50
TSP	468.67	492.57	532.93
SSP	268.17	296.58	288.87
DCP	586.46	610.58	599.98
Phosphate rock	86.63	87.20	135.34
Nitrogen	565.22	644.95	624.62

Table 23- OPERATING MARGIN BY SEGMENT (EBIT ADJUSTED MARGIN)[1]

%	3Q13	2Q13	3Q12
Bulk materials	**53.4**	**49.6**	**46.5**
Ferrous minerals	56.0	52.8	48.9
Coal	(62.6)	(46.1)	(40.0)
Base metals	**(3.1)**	**0.3**	**(13.6)**
Fertilizer nutrients	**(20.5)**	**(8.8)**	**7.1**
Logistics services - general cargo	**12.5**	**5.4**	**9.6**
Total	**37.7**	**32.7**	**28.3**

[1] excluding non-recurring effects

ANNEX 3 – RECONCILIATION OF IFRS and "NON-GAAP" INFORMATION

(a) Adjusted EBIT			
US$ million	3Q13	2Q13	3Q12
Net operating revenues	12,677	11,032	11,415
COGS	(6,551)	(6,223)	(6,780)
SG&A	(315)	(324)	(519)
Research and development	(205)	(158)	(360)
Other operational expenses	(829)	(725)	(529)
Adjusted EBIT[1]	**4,777**	**3,602**	**3,227**

[1] Excluding non-recurring effects. For 3Q13 losses on asset sales of US$ 58 million, a non-recurring event, was excluded.

(b) Adjusted EBITDA

EBITDA defines profit or loss before interest, tax, depreciation and amortization. Vale also uses the term adjusted EBITDA to reflect exclusion of: monetary variations; equity income from the profit or loss of affiliated companies and joint ventures, less the dividends received from them; provisions for losses on investments; adjustments for changes in accounting practices; minority interests; and non-recurrent expenses. However our adjusted EBITDA is not the measure defined as EBITDA under IFRS, and may possibly not be comparable with indicators with the same name reported by other companies. Adjusted EBITDA should not be considered as a substitute for operational profit or as a better measure of liquidity than operational cash flow, which are calculated in accordance with GAAP. Vale provides its adjusted EBITDA to give additional information about its capacity to pay debt, carry out investments and cover working capital needs. The following table shows the reconciliation between adjusted EBITDA and operational cash flow, in accordance with its statement of changes in financial position:

RECONCILIATION BETWEEN ADJUSTED EBITDA AND OPERATIONAL CASH FLOW			
US$ million	3Q13	2Q13	3Q12
Operational cash flow	4,319	4,937	5,644
Income tax	1,430	263	1,077
FX and monetary losses	(29)	(827)	(287)
Financial expenses	454	3,346	616
Net working capital	(276)	(1,738)	(2,878)
Dividends received	63	272	25
Other	(136)	(1,296)	(458)
Adjustment for non-recurring items	58	-	542
Adjusted EBITDA[1]	5,883	4,957	4,281

[1] excluding non-recurring items

(c) Net debt

RECONCILIATION BETWEEN Total debt AND NET DEBT			
US$ million	3Q13	2Q13	3Q12
Total debt	29,776	29,863	29,211
Cash and cash equivalents	7,202	6,255	8,636
Net debt	22,574	23,608	20,575

(d) Total debt / LTM Adjusted EBITDA			
US$ million	3Q13	2Q13	3Q12
Total debt / LTM Adjusted EBITDA[1] (x)	1.5	1.6	1.3
Total debt / LTM operational cash flow (x)	1.8	1.7	1.4

[1] excluding non-recurring items

(e) Total debt / Enterprise value			
US$ million	3Q13	2Q13	3Q12
Total debt / EV (%)	28.8	32.4	25.3
Total debt / total assets (%)	22.7	23.6	21.4

Enterprise value = Market capitalization + Net debt

(f) LTM Adjusted EBITDA / LTM interest payments			
US$ million	3Q13	2Q13	3Q12
LTM adjusted EBITDA[1] / LTM interest payments (x)	13.8	13.2	18.7
LTM operational profit / LTM interest payments (x)	7.6	6.5	14.0

[1] excluding non-recurring items

(g) UNDERLYING EARNINGS			
US$ million	3Q13	2Q13	3Q12
Underlying earnings	**3,710**	**3,287**	**2,337**
Gain(loss) on sale of assets	(58)	-	-
Shareholders Debentures	(109)	(84)	(335)
Foreign exchange gains (losses) , net	(24)	(1,961)	(255)
Indexation gains (losses), net	(86)	(4)	(58)
Currency and interest rate swaps	69	(814)	(51)
Net Income	**3,502**	**424**	**1,638**